Exhibit 99.3

Recon Technology Reports its Operation Results for Fiscal Year 2016

BEIJING, Sept. 28, 2016 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON), ("Recon" or the "Company"), a leading independent oilfield services provider operating primarily in China, today announced its financial results for fiscal year ended June 30, 2016.

Fiscal Year 2016 Highlights:

•	Revenues were approximately RMB42.7 million ($6.4 million) for the year ended June 30, 2016, a decrease of 17.1% from RMB51.5 million from the previous fiscal year.

•	During fiscal year 2016, the Company expanded the new market of oilfield waste water treatment, with revenue of RMB2.3 million.

•	Gross profit was approximately RMB7.2 million ($1.1 million) for the year ended June 30, 2016, compared to approximately RMB10.1 million for the same period in 2015.

•	Operating loss was RMB39.9 million ($6.0 million) for FY2016, compared to operating loss of RMB35.5 million for FY2015.

•	Net loss attributable to Recon for FY2016 was RMB40.9 million ($6.2 million), or RMB7.23 ($1.09) per diluted share, compared to net loss attributable to Recon of RMB31.5 million, or RMB6.45 per diluted share, for FY2015.

Although total revenue for the year ended June 30, 2016 decreased RMB8.8 million or 17.1% from the previous fiscal year, our service business increased 1,040% to RMB1.2 million from fiscal year of 2015 and we expanded the new market of oilfield waste water treatment in fiscal year 2016.

Mr. Shenping Yin, Chairman and CEO of Recon stated, "We are facing a tough economic environment, however we expect to expand to new markets and develop more opportunities in the following year to better prepare for the eventual recovery of the oil and gas industry."

FY2016 Financial Results

Revenues

	2015	2016	%
(thousands)	RMB	RMB	Change
Revenues	51,513	42,728	-17.1%
Hardware and software	48,981	41,544	-15.2%
Service	104	1,183	1040.3%
Hardware and software - related parties	2,428	-	-100%
Gross margin	19.6%	17.0%	-2.6%
Operating (loss) margin	-68.9%	-93.4%	24.5%
Net income (loss) attributable to RCON	-31,456	-40,883	29.97%
Diluted earnings (loss) per share	-6.45	-7.23	12.09%

Total revenues for the year ended June 30, 2016 were approximately RMB42.7 million ($6.4 million), a decrease of approximately RMB8.8 million or 17.1% from RMB51.5 million for the year ended June 30, 2015. Revenues from non-related party hardware and software sales decreased 15.2% to RMB41.5 million mainly caused by weak equipment requirements for furnaces for the first half of fiscal year 2016. There was no revenue or cost of hardware and software from related parties since the company developed business directly with oilfield during 2016. Revenues from service increased by RMB1.1 million, or 1040.3%, to RMB1.18 million for the twelve months ended June 30, 2016, compared to RMB0.1 million for the same period of last fiscal year.

Gross profit and gross margin

Gross profit decreased to approximately RMB7.2 million ($1.1 million) for the year ended June 30, 2016 from approximately RMB10.1 million for the same period in 2015. Gross margin was 17.0% for the year ended June 30, 2016, compared to 19.6% for last fiscal year.

Operating income (loss) and operating (loss) margin

Selling and distribution expenses decreased approximately RMB5.7 million to RMB5.6 million for the year ended June 30, 2016 compared to the same period in 2015. General and administrative expenses decreased by 24.9% or RMB6.7 million ($1.0 million), from approximately RMB26.9 million in the year ended June 30, 2015 to approximately RMB20.2 million ($3.0 million) in the same period of 2016. Research and development expenses increased from approximately RMB4.2 million for the year ended June 30, 2015 to approximately RMB6.9 million ($1.0 million) for the same period of 2016. Total operating expenses increased by RMB1.5 million, or 3.4%, to RMB47.2 million for the year ended June 30, 2016 from RMB45.6 million for last fiscal year.

Operating loss was approximately RMB39.9 million ($6.0 million) for the year ended June 30, 2016, compared to a loss of RMB35.5 million for the same period of 2015. Operating loss margin was 93.4% for the year ended June 30, 2016, compared to operating margin of 68.9% for last fiscal year.

Net income (loss)

Net loss was approximately RMB40.9 million ($6.2 million) for the year ended June 30, 2016, an increase of approximately RMB9.4 million ($1.4 million) from net loss of RMB31.5 million for last fiscal year.

Financial Position

As of June 30, 2016, we had cash in the amount of approximately RMB1.8 million ($0.3 million), compared to approximately RMB12.3 million at June 20, 2015. Working capital as of June 30, 2016 was RMB44.5 million ($6.7 million) as compared to RMB72.4 million at June 30, 2015. Net cash used in operating activities was RMB0.3 million ($0.04 million) for the year ended June 30, 2016, compared to RMB15.1 million for the last fiscal year. Net cash used in investing activities was approximately RMB0.1 million ($18.2 thousand) for the year ended June 30, 2016, a decrease of approximately RMB1.6 million compared to last fiscal year. Net cash used in financing activities amounted to RMB10.2 million ($1.5 million) for the year ended June 30, 2016, as compared to net cash provided by financing activities of $11.1 million for the same period ended June 30, 2015. During the year ended June 30, 2016, we repaid RMB16.8 million ($2.5 million) short-term borrowings to two related parties and repaid RMB7.5 million ($1.1 million) short-term bank loans, and we received RMB12.9 million ($1.9 million) from two related parties, received RMB0.5 million ($0.1 million) in short-term bank loans and received RMB0.5 million ($0.1 million) in short-term borrowings from one third-party.

Recent Development

On July 23, 2016, our board of directors resolved not to proceed with the Company's plan to acquire Qinghai Huayou Downhole Technology Co., Ltd., a PR China limited liability company ("QHHY"), and, as a result, terminated the share purchase agreement and related control agreements (together, the "Agreements") between the Company, its wholly owned subsidiary Recon Hengda Technology (Beijing) Co., Ltd., QHHY and QHHY's shareholders.

As previously reported on our Form 8-K filed with the Securities and Exchange Commission on December 7, 2015, pursuant to the Agreements, Recon BJ was to acquire QHHY, a China-based oil field service provider, in exchange for $3.60 million worth of the Company's ordinary shares and up to $4.8 million in cash, subject to QHHY achieving certain operating goals. The Board of Directors determined that it would terminate the Agreements following the completion of an audit of QHHY for the 2014 and 2015 fiscal years and a review of the first two quarters of the 2016 fiscal year, after which time the Company determined that QHHY had not met its financial projections for fiscal 2015 and was not expected to achieve its projections for fiscal 2016. The parties attempted to renegotiate the terms of the acquisition, but were unable to reach an agreement based on the decreased valuation of QHHY. The Company faces no early termination penalties as a result of terminating the Agreements.

About Recon

Recon Technology, Ltd. is China's first listed non-state owned oil and gas field service company on Nasdaq (RCON). Recon supplies China's largest oil exploration companies, Sinopec and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit us at www.recon.cn.

Company Contact

Jia Liu
Recon Technology, Ltd.
+86 (10) 84945799
info@recon.cn

  RECON TECHNOLOGY, LTD
CONSOLIDATED BALANCE SHEETS

ASSETS	As of June 30, 2015 RMB	As of June 30, 2016 RMB	As of June 30, 2016 U.S. Dollars
Current assets
Cash	12,344,929	1,817,620	$273,560
Notes receivable	4,205,530	4,660,177	701,377
Trade accounts receivable, net	52,186,397	38,097,626	5,733,855
Trade accounts receivable- related parties, net	4,769,800	-	-
Inventories, net	10,845,007	6,313,070	950,144
Other receivables, net	18,064,568	22,000,112	3,311,111
Other receivables- related parties	91,021	-	-
Purchase advances, net	18,622,538	1,323,305	199,163
Purchase advances- related parties	394,034	-	-
Prepaid expenses	826,314	110,310	16,602
Prepaid expenses - related parties	420,000	-	-
Deferred tax assets	1,742,098	-	-
Total current assets	124,512,236	74,322,220	11,185,812

Property and equipment, net	2,666,953	2,907,762	437,631
Long-term trade accounts receivable, net	4,440,665	2,220,332	334,169
Long-term other receivable	2,729,033	-	-
Total Assets	134,348,887	79,450,314	$11,957,612

Current liabilities
Short-term bank loans	7,000,000	-	$-
Trade accounts payable	13,627,088	7,540,430	1,134,867
Trade accounts payable- related parties	3,528,705	-	-
Other payables	2,103,057	2,972,192	447,328
Other payable- related parties	4,309,702	3,680,244	553,892
Deferred revenue	2,285,529	406,681	61,207
Advances from customers	529,700	200,600	30,191
Accrued payroll and employees' welfare	246,789	381,109	57,359
Accrued expenses	199,166	261,348	39,334
Taxes payable	1,153,216	755,880	113,763
Short-term borrowings	-	530,000	79,767
Short-term borrowings - related parties	16,916,905	12,941,848	1,947,803
Deferred tax liability	180,186	180,186	27,119
Total current liabilities	52,080,043	29,850,518	4,492,630

Equity
Common stock, ($ 0.0185 U.S. dollar par value, 100,000,000 shares authorized; 5,427,946 and 5,804,005 shares issued and outstanding as of June 30, 2015 and 2016, respectively)	697,217	741,467	111,594
Additional paid-in capital	92,541,687	100,612,455	15,142,604
Statutory reserve	4,148,929	4,148,929	624,432
Accumulated deficits	(23,024,935)	(63,907,512)	(9,618,353)
Accumulated other comprehensive loss	(317,551)	(219,040)	(32,966)
Total shareholders' equity	74,045,347	41,376,299	6,227,311
Non-controlling interest	8,223,497	8,223,497	1,237,671
Total equity	82,268,844	49,599,796	7,464,982
Total Liabilities and Equity	134,348,887	79,450,314	$11,957,612

The accompanying notes are an integral part of these consolidated financial statements.

  RECON TECHNOLOGY, LTD
 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended
	June 30,
	2015	2016	2016
	RMB	RMB	USD

Revenues
Hardware and software	48,980,953	41,544,925	$6,252,688
Service	103,774	1,183,352	178,100
Hardware and software - related parties	2,428,173	-	-
Total revenues	51,512,900	42,728,277	6,430,788
Cost of revenues
Hardware and software	41,373,566	34,732,965	$5,227,459
Service	-	748,429	112,642
Hardware and software - related parties	27,161	-	-
Total cost of revenues	41,400,727	35,481,394	5,340,101
Gross profit	10,112,173	7,246,883	1,090,687

Selling and distribution expenses	11,312,452	5,630,715	847,447
General and administrative expenses	26,894,273	20,195,701	3,039,539
Provision for doubtful accounts	3,252,868	14,475,074	2,178,560
Research and development expenses	4,168,813	6,856,522	1,031,936
Operating expenses	45,628,406	47,158,012	7,097,482

Loss from operations	(35,516,233)	(39,911,129)	(6,006,795)

Other income (expenses)
Subsidy income	781,457	289,087	43,509
Interest income	293,499	183,553	27,626
Interest expense	(1,110,451)	(903,368)	(135,961)
Change in fair value of warrants liability	4,034,272	-	-
Income (loss) from foreign currency exchange	(19,190)	7,570	1,139
Loss from warrants redemption	(2,496,375)	-	-
Other income (expense)	24,558	(2,445)	(368)
Other income (expense)	1,507,770	(425,603)	(64,055)
Loss before income tax	(34,008,463)	(40,336,732)	(6,070,850)
Provision (benefit) for income tax	(2,552,075)	545,845	82,152
Net loss	(31,456,388)	(40,882,577)	(6,153,002)

Comprehensive loss
Net loss	(31,456,388)	(40,882,577)	(6,153,002)
Foreign currency translation adjustment	(38,276)	98,511	14,826
Comprehensive loss	(31,494,664)	(40,784,066)	(6,138,176)
Less: Comprehensive loss attributable to non-controlling interest	(1,982)	-	-
Comprehensive loss attributable to Recon Technology, Ltd	(31,492,682)	(40,784,066)	$(6,138,176)

Loss per common share - basic	(6.45)	(7.23)	$(1.09)
Loss per common share - diluted	(6.45)	(7.23)	$(1.09)
Weighted - average shares -basic	4,876,504	5,653,149	5,653,149
Weighted - average shares -diluted	4,876,504	5,653,149	5,653,149

The accompanying notes are an integral part of these consolidated financial statements.

  RECON TECHNOLOGY, LTD
 CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2015	2016	2016
	RMB	RMB	U.S. Dollars

Cash flows from operating activities:
Net loss	(31,456,388)	(40,882,577)	$(6,153,002)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	526,046	955,083	143,744
Gain from disposal of equipment	(193,657)	(40,688)	(6,124)
Provision for doubtful accounts	3,252,868	14,475,074	2,178,560
Provision for slow moving inventories	7,700,836	2,428,288	365,468
Share based compensation	3,123,417	5,691,308	856,566
Deferred tax (benefit) provision	(532,136)	1,742,098	262,193
Change in fair value of warrants liability	(4,034,272)	-	-
Restricted shares issued for services	1,585,462	2,287,415	344,266
Loss from warrants redemption	2,496,375	-	-
Income tax benefit	(2,111,281)	(1,196,253)	(180,041)
Changes in operating assets and liabilities:
Notes receivable	(4,205,530)	(454,647)	(68,426)
Trade accounts receivable	(3,245,218)	14,658,360	2,206,146
Trade accounts receivable-related parties	4,315,755	1,090,453	164,118
Inventories	(4,209,241)	1,191,811	179,373
Other receivable, net	2,481,328	(1,775,659)	(267,244)
Other receivables-related parties, net	1,323,412	91,021	13,699
Purchase advance, net	3,271,935	4,930,479	742,058
Purchase advance-related parties, net	-	1,374,034	206,798
Prepaid expense	1,808,350	716,004	107,762
Prepaid expense - related parties, net	(190,000)	420,000	63,212
Trade accounts payable	2,213,583	(9,615,363)	(1,447,153)
Trade accounts payable-related parties	3,528,705	-	-
Other payables	337,978	869,135	130,809
Other payables-related parties	1,003,678	1,869,889	281,426
Deferred revenue	(2,134,295)	(1,878,848)	(282,775)
Advances from customers	(271,685)	(329,100)	(49,531)
Accrued payroll and employees' welfare	(170,835)	134,320	20,216
Accrued expenses	5,291	172,490	25,960
Taxes payable	(1,322,818)	790,199	118,928
Net cash used in operating activities	(15,102,337)	(285,674)	(42,994)

Cash flows from investing activities:
Purchase of property and equipment	(2,078,204)	(181,075)	(27,253)
Proceeds from disposal of equipment	400,400	60,000	9,030
Net cash used in investing activities	(1,677,804)	(121,075)	(18,223)

Cash flows from financing activities:
Proceeds from short-term bank loans	7,000,000	500,000	75,252
Repayments of short-term bank loans	(10,000,000)	(7,500,000)	(1,128,782)
Proceeds from short-term borrowings	-	530,000	79,767
Proceeds from short-term borrowings-related parties	18,250,000	12,895,400	1,940,813
Repayment of short-term borrowings-related parties	(6,550,000)	(16,780,765)	(2,525,577)
Proceeds from sale of common stock, net of issuance costs	2,392,027	171,919	25,874
Net cash provided by (used in) financing activities	11,092,027	(10,183,446)	(1,532,653)

Effect of exchange rate fluctuation on cash and cash equivalents	(61,543)	62,886	9,466

Net decrease in cash	(5,749,657)	(10,527,309)	(1,584,404)
Cash at beginning of the year	18,094,586	12,344,929	1,857,964
Cash at end of the year	12,344,929	1,817,620	$273,560

Supplemental cash flow information
Cash paid during the period for interest	1,060,529	903,368	$135,961
Cash paid during the period for taxes	881,794	142,477	$21,443

Non-cash investing and financing activities
Issuance of common stock to redeem warrants	3,462,438	-	-
AR and short-term borrowings-related parties offset	-	200,000	30,101
Inventories used for fixed assets	-	1,025,410	154,329

The accompanying notes are an integral part of these consolidated financial statements.